Exhibit 1

Shanda Games’ Subsidiary Actoz Ranked 8th on Google Play’s Global Publishers by Monthly Revenue

HONG KONG, March 13, 2013 — Shanda Games Limited (NASDAQ: GAME, “Shanda Games” or “the Company”), a leading online game developer, operator and publisher in China, announced today that according to statistics released by App Annie, an industry leader in app store analytics, Shanda Games’ subsidiary Actoz (KOSDAQ: 052790.KQ) took the 8th overall ranking on Google Play’s global publishers by monthly revenue in January 2013.

Actoz is a leading online game publisher based in Korea. Following the launch of its first mobile game in September 2012, Actoz has published four mobile games in Korea: “Million Arthur,” “Monster Empire,” “Battle Arena” and “Fallin Fallin.”

“We are extremely pleased to see Actoz continue to shoot up the charts since it began publishing mobile games late last year,” said Mr. Xiangdong Zhang, Chief Executive Officer of Shanda Games. “Actoz’s phenomenal success so far demonstrates the success of our mobile game strategy as well as our ability to operate products for specific overseas markets. We are excited by the possibilities this presents and plans are already in place to bring some of its existing mobile games to other markets including China. We believe these developments will help to increase our mobile game operational and financial performance in the future.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the launch schedule of the Company’s mobile games in different markets including China, the games’ performance in these markets, and the future potential of the Company’s mobile games business, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the launch of, or the Company is unable to launch mobile games in different markets as expected, the games fail to meet the expectations of end users, and the Company’s mobile game business fails to meet expectations, as well as the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

About Actoz Soft

Actoz Soft Co., Ltd. (KOSDAQ: 052790.KQ) is a leading developer, operator and publisher of online games. Actoz holds co-copyrights to several of the leading online games in China, including Mir II and Mir III. Actoz has also licensed online games to other markets, including Europe, Japan, India, Thailand, Singapore, Malaysia and Taiwan. In addition, Actoz develops online games and operates certain online games in its home market of Korea. For more information about Actoz, please visit http://www.actoz.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Associate Director

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5826-4939 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com